FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Announcement of Date of Board Meeting published on the website of The Stock Exchange of Hong Kong Limited and the Company’s website on 8 October 2007

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/s/ April Chan
Name:	April Chan
Title:	Company Secretary

Date: 9 October 2007

3

Date of Board Meeting

Pursuant to Rule 13.43 of Chapter 13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, this is to announce that a meeting of the Board of Directors of CLP Holdings Limited (“the Company”) will be held on Tuesday, 23 October 2007 for the purpose of, inter alia, considering payment of a third interim dividend for 2007.

By Order of the Board
April Chan
Company Secretary

Hong Kong, 8 October 2007

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

The Directors of the Company as at the date of this announcement are:

Non-executive Directors:	The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta,
Mr. J. S. Dickson Leach, Mr. R. J. McAulay,
Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce,
Mr. P. C. Tan (Mr. Neo Kim Teck as his alternate),
Mr. Jason Whittle and Dr. Y. B. Lee

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung,
Mr. V. F. Moore, Mr. Hansen C. H. Loh,
Mr. Paul M. L. Kan, Professor Judy Tsui, Sir Rod Eddington and Mr. Peter T. C. Lee

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and
Mr. Peter W. Greenwood